UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2015

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.  On July 30, 2015, the Company announced its agreement with its majority owned subsidiary, Ocean Rig UDW Inc. (''Ocean Rig''), to exchange the remaining outstanding balance of $80 million owed to Ocean Rig under a $120 million Exchangeable Promissory Note (the "Loan"), for 17,777,778 shares of Ocean Rig owned by the  Company.  As disclosed in Item 7.A. of Ocean Rig's annual report on Form 20-F for the fiscal year ended December 31, 2014, George Economou, the Company's Chairman, President and Chief Executive Officer, and Anthony Kandylidis, the Company's Executive Vice President, are beneficial owners of Ocean Rig shares and therefore had, solely with respect to such ownership, an indirect financial interest in the transaction.  The Company's Board of Directors and the Audit Committee of the Board of Directors approved the transaction on the basis, in part, of a fairness opinion provided by an independent third-party advisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 18, 2015	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer